Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon Member of the Firm d 44.20.7280.2091 f 44.20.7280.2001 pcastellon@proskauer.com www.proskauer.com

December 22, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Suzanne Hayes

Ladies and Gentlemen:

Re:                   TiGenix
Draft Registration Statement on Form F-1

Submitted on December 1, 2015

CIK No. 0001581987

On behalf of TiGenix, we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 18, 2015, relating to the above-referenced draft registration statement of the Company submitted confidentially to the Commission on Form F-1 on December 1, 2015 as Amendment No. 4 to the draft confidential submission.

The Company is publicly filing via EDGAR a further revised registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response.  Except as otherwise specifically

Proskauer Rose LLP, the limited liability partnership registered in England and Wales (No. OC330064), is authorised and regulated by the Solicitors Regulation Authority. A list of members and their professional qualifications is open to inspection at the office address above.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised registration statement.

The responses provided herein are based upon information provided to Proskauer by the Company. In addition to submitting this letter via Edgar, we are sending via Federal Express two copies of each of this letter and the revised registration statement (marked to show changes from the amended draft registration statement submitted confidentially to the Commission on December 1, 2015).

Prospectus Summary, page 1

1.                                      We note your revised disclosure in response to our prior comments 3 and 4. Please revise your prospectus summary to remove reference to “statistical significance” when discussing your Phase III study of Cx601 as the proper context for that term may not be explained without reference to p-values and additional detailed information on clinical results.

Response to Comment 1:

The Company has revised its disclosure as requested on page 1 of the revised registration statement.

Business, page 93

2.                                      We note your revised disclosure in response to our prior comment 7. Please revise your disclosure to explain that a p-value less than 0.05 is a commonly used criterion for statistical significance.

Response to Comment 2:

The Company has revised its disclosure as requested on page 93 of the revised registration statement.

Partnerships, Licensing and Collaboration, page 126

3.                                      We note your revised disclosure in response to our prior comment 11. Please expand your disclosure regarding your agreement with Lonza to state that the agreement will continue until February 9, 2020 unless earlier terminated or extended by the parties.

Response to Comment 3:

The Company has revised its disclosure as requested on page 126 of the revised registration statement.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon

Peter Castellon

cc:                                Eduardo Bravo, TiGenix